EXHIBIT 12

[Letterhead of Morgan, Lewis & Bockius LLP]

August 16, 2002

Board of Trustees Turner Funds 1235 Westlakes Drive Suite 350 Berwyn, PA 19312

Board of Directors Mercury Funds, Inc. 800 Scudders Mill Road Plainsboro, New Jersey 08536

Re: Agreement and Plan of Reorganization, Dated as of the 30th of May, 2002 (the “Agreement”), By and Between the Turner Funds, a Massachusetts business trust, (“Turner Funds”) on behalf of its portfolio, Turner Large Cap Growth Opportunities Fund (the “Acquiring Fund”), and Mercury Funds, Inc., a Maryland Corporation (“Mercury Funds”), on behalf of its portfolio, Mercury Select Growth Fund (the “Acquired Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization of Acquired Fund which will consist of (i) the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund, in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Corresponding Shares”); (ii) the assumption by the Acquiring Fund of the liabilities of the Acquired Fund; and (iii) the distribution of the Corresponding Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund all upon the terms and conditions hereinafter set forth in the Agreement (the “Reorganization”).

In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization, dated as of the 30th day of May, 2002, by and between the Turner Funds and the Mercury Funds, (b) the proxy materials provided to stockholders of the Acquired Fund in connection with the Special Meeting of Stockholders of the Acquired Fund held on July 12, 2002, (c) certain representations concerning the Reorganization made to us by the Turner Funds and the Mercury Funds in letters dated August 16, 2002 (the “Representation Letters”), (d)

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all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that each of the Acquired Fund and the Acquiring Fund on the effective date of the Reorganization satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Maryland and the Commonwealth of Massachusetts and the Agreement and the Representation Letters, it is our opinion that:

1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code, and Acquired Fund and Acquiring Fund will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Acquired Fund upon the transfer of all of its assets to Acquiring Fund in exchange solely for Corresponding Shares or upon the distribution of the Corresponding Shares to the Acquired Fund’s shareholders in exchange for their shares of the Acquired Fund.

3. No gain or loss will be recognized by Acquiring Fund upon the receipt by it of all of the assets of Acquired Fund in exchange solely for Corresponding Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

4. The tax basis of the assets of Acquired Fund received by Acquiring Fund will be the same as the tax basis of such assets to Acquired Fund immediately prior to the Reorganization.

5. The holding period of the assets of Acquired Fund received by Acquiring Fund will include the period during which such assets were held by Acquired Fund.

6. No gain or loss will be recognized by the stockholders of Acquired Fund upon the exchange of their Acquired Fund Shares for Corresponding Shares (including fractional shares to which they may be entitled) and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

7. The aggregate tax basis of the Corresponding Shares received by the stockholders of Acquired Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the basis of the Acquired Fund Shares held by the Acquired Fund shareholders immediately prior to the Reorganization.

8. The holding period of the Corresponding Shares received by the stockholders of Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset on the effective date of the Reorganization.

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9. For purposes of section 381 of the Code, the Acquiring Fund will be treated as the same corporation as the Acquired Fund and the tax attributes of the Acquired Fund enumerated in section 381(c) will be taken into account by the Acquiring Fund as if there had been no reorganization (section 1.381(b)-1(a)(2) of the Regulations). The taxable year of Acquired Fund will not end on the date of the reorganization and the part of the taxable year of Acquired Fund before the Reorganization and the part of the taxable year of the Acquiring Fund after the reorganization will constitute a single taxable year of the Acquiring Fund (section 381(b) of the Code, section 1.381(b)-1(a)(2) of the Regulations, and Rev. Rul. 57- 276, 1957-1 C.B. 126).

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Turner Funds and the Mercury Funds of their undertakings in the Agreement and the Representation Letters.

This opinion is being rendered to Acquiring Fund and Acquired Fund and may be relied upon only by such funds and the shareholders of each fund.

Very truly yours, /s/ MORGAN, LEWIS & BOCKIUS LLP

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